Form 10-K, Exhibit 13
period 2000-12-31
BALTEK CORP
filed 2001-03-30
CIK 9442

BALTEK CORPORATION AND SUBSIDIARIES




       CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
                      AS OF DECEMBER 31, 2000 AND 1999 AND
        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000



                       PREPARED FOR FILING AS PART OF THE
                            ANNUAL REPORT (FORM 10-K)
                    TO THE SECURITIES AND EXCHANGE COMMISSION
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                   **********

BALTEK CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
  FINANCIAL STATEMENT SCHEDULE
PREPARED FOR FILING AS PART OF THE ANNUAL REPORT
  (FORM 10-K) TO THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2000

--------------------------------------------------------------------------------


                                                                           Page

INDEPENDENT AUDITORS' REPORT................................................1

   Consolidated Balance Sheets as of December 31, 2000 and 1999.............2

   Consolidated Statements of Income for Each of the Three Years
             in  the  Period  Ended  December 31, 2000......................3

   Consolidated Statements of Stockholders' Equity for Each of
             the Three Years in the Period Ended December 31, 2000..........4

   Consolidated Statements of Cash Flows for Each of the Three
             Years in the Period Ended December 31, 2000....................5

   Notes to Consolidated Financial Statements for Each of the
            Three Years in the Period Ended December 31, 2000..............6-19

FINANCIAL STATEMENT SCHEDULE AS OF AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000:

II - Valuation and Qualifying Accounts......................................20


All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission have been omitted because of the absence of the conditions under which they are required or because the required information called for is set forth in the consolidated financial statements or notes thereto.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Baltek Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Baltek Corporation and Subsidiaries (the "Corporation") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baltek Corporation and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey

March 15, 2001

                       BALTEK CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------------------------------------

                                                                                                     December 31,
ASSETS                                                                                        2000                  1999

CURRENT ASSETS:
   Cash and cash equivalents                                                                 $  1,338            $   967
   Accounts receivable (less allowance for doubtful
        accounts - 2000, $275; 1999, $175)                                                     10,370              9,285
   Inventories                                                                                 20,421             18,478
   Prepaid expenses                                                                               539                551
   Other                                                                                        1,779              1,185
                                                                                             --------            -------
       Total current assets                                                                    34,447             30,466

PROPERTY, PLANT AND EQUIPMENT - Net                                                            13,062             13,565

TIMBER AND TIMBERLANDS                                                                          9,073              8,200

OTHER ASSETS                                                                                      949                674
                                                                                             --------            -------

TOTAL ASSETS                                                                                 $ 57,531            $52,905
                                                                                             ========            =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                                                                             $ 10,605            $ 8,079
   Accounts payable                                                                             3,863              4,821
   Income taxes payable                                                                           143                211
   Accrued salaries, wages and bonuses payable                                                  1,190              1,211
   Accrued expenses and other liabilities                                                       1,494                683
   Current portion of long-term debt                                                               44                199
   Current portion of obligation under capital lease                                              465                415
                                                                                             --------            -------
         Total current liabilities                                                             17,804             15,619

OBLIGATION UNDER CAPITAL LEASE                                                                     82                547

LONG-TERM DEBT                                                                                     46                 44

UNION EMPLOYEE TERMINATION BENEFITS                                                               121                 99
                                                                                             --------            -------
           Total liabilities                                                                   18,053             16,309
                                                                                             --------            -------

STOCKHOLDERS' EQUITY:
   Preferred stock, $1.00 par; 5,000,000 shares authorized and unissued                             -                  -
   Common stock, $1.00 par; 10,000,000 shares authorized,
         2,523,261 shares issued and outstanding                                                2,523              2,523
   Additional paid-in capital                                                                   2,157              2,157
   Retained earnings                                                                           34,798             31,916
                                                                                             --------            -------

          Total stockholders' equity                                                           39,478             36,596
                                                                                             --------            -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                   $ 57,531            $52,905
                                                                                             ========            =======


See notes to consolidated financial statements.

                       BALTEK CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (Dollars in thousands, except per share data)
---------------------------------------------------------------------------------------------------------

                                                           Year Ended December 31,
                                             2000                  1999                  1998

NET SALES                                  $  89,060              $ 86,027             $  67,695

COST OF PRODUCTS SOLD                         68,364                66,337                50,607

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                     14,865                14,145                11,954
                                           ---------              --------             ---------

           Operating income                    5,831                 5,545                 5,134
                                           ---------              --------             ---------

OTHER INCOME (EXPENSES):
  Interest expense                              (937)               (1,356)               (1,554)
  Foreign exchange (loss) gain                  (328)                 (336)                  814
  Interest income                                 14                    15                     4
  Other, net                                      (6)                   --                     5
                                           ---------              --------             ---------

           Total                              (1,257)               (1,677)                 (731)
                                           ---------              --------             ---------

INCOME BEFORE TAXES                            4,574                 3,868                 4,403

INCOME TAX PROVISION                           1,692                 1,052                 1,144
                                           ---------              --------             ---------

NET INCOME                                 $   2,882              $  2,816             $   3,259
                                           =========              ========             =========

BASIC AND DILUTED EARNINGS
   PER COMMON SHARE                        $    1.14              $   1.12             $    1.29
                                           =========              ========             =========

See notes to consolidated financial statements.

                       BALTEK CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (Dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------------------------

                                     Common Stock,        Additional Paid-in        Retained
                                        $1 Par                 Capital              Earnings

BALANCE, JANUARY 1, 1998               $ 2,523                 $ 2,157              $ 25,841
  Net income - 1998                          -                       -                 3,259
                                    -------------           -------------       ----------------

BALANCE, DECEMBER 31, 1998               2,523                   2,157                29,100
  Net income - 1999                          -                       -                 2,816
                                    -------------           -------------       ----------------


BALANCE, DECEMBER 31, 1999               2,523                   2,157                31,916
  Net income - 2000                          -                       -                 2,882
                                    -------------           -------------       ----------------


BALANCE, DECEMBER 31, 2000             $ 2,523                $  2,157              $ 34,798
                                    =============           =============       ================


See notes to consolidated financial statements.


                                            BALTEK CORPORATION AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (Dollars in thousands)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                           Year Ended December 31,
                                                                                2000               1999               1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $  2,882           $  2,816           $  3,259
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                               3,038              3,002              2,492
    Foreign exchange loss (gain)                                                  328                336               (814)
    Deferred taxes                                                               (384)              (180)               (93)
    Changes in assets and  liabilities,  net of the  effect
       of foreign currency translation and acquisition:
        Accounts receivable                                                    (1,086)            (2,338)            (1,829)
        Income tax payable/receivable                                             (68)               (15)               206
        Inventories                                                            (1,943)            (3,390)               (67)
        Prepaid expenses and other current assets                                (446)                36                 17
        Other assets                                                              (29)               (14)                (2)
        Accounts payable and accrued expenses                                    (174)             1,839               (405)
        Other                                                                      34               (234)               (72)
                                                                          -------------        -----------        ------------

           Net cash provided by operating activities                            2,152              1,858              2,692
                                                                          -------------        -----------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net acquisitions of property, plant and equipment                            (1,746)            (2,410)            (3,296)
  Increase in timber and timberlands                                           (1,615)              (943)            (1,737)
  Acquisition of seafood assets, net of cash acquired                             ---               (491)                 -
                                                                          -------------        -----------        ------------

           Net cash used in investing activities                               (3,361)            (3,844)            (5,033)
                                                                          -------------        -----------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in notes payable                                                     2,526              3,398              1,529
  Borrowings of long-term debt                                                     --                 --              1,428
  Payments of long-term debt                                                     (210)            (1,357)            (1,756)
  Principal payments under capital lease                                         (415)              (382)              (337)
                                                                          -------------        -----------        ------------

           Net cash provided by financing activities                            1,901              1,659                864
                                                                          -------------        -----------        ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                          (321)               238              1,356
                                                                          -------------        -----------        ------------

INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                                       371                (89)              (121)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                                               967              1,056              1,177
                                                                          -------------        -----------        ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                                               $   1,338           $    967            $ 1,056
                                                                          =============        ===========        ============

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                                $     897           $  1,281            $ 1,292
                                                                          =============        ===========        ============

    Income taxes                                                            $   2,199           $  1,509            $ 1,025
                                                                          =============        ===========        ============

See notes to consolidated financial statements.

BALTEK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

1.    NATURE OF OPERATIONS

      Baltek Corporation and subsidiaries (the "Company") is a multinational manufacturing and marketing company. The Company operates in two lines of business: supplying core materials, principally balsa wood and balsa wood products, linear and cross-linked PVC Foam and non-woven polyester mat to various composite industries; and in the seafood business, as a shrimp producer and as an importer. Approximately 71% of Baltek's revenues are derived from its core materials segment and 29% from the seafood segment.

      The principal market for the Company's core materials is in the United States, while the seafood market is divided between the United States and Europe.

      The balsa and shrimp products are produced in Ecuador, South America. The supply of raw materials has been without interruption for over 60 years. The balsa and shrimp identifiable assets located at various facilities in Ecuador are included in the Company's consolidated balance sheet and total approximately $25 million at December 31, 2000. Foam and mat products are purchased from outside vendors; the foam products are further processed by the Company for sale to customers.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents - Cash equivalents consist of short-term highly liquid investments with maturities of three months or less when purchased.

      Cash flows from Baltek's operations in foreign countries are calculated based on their reporting currencies. As a result of this, amounts related to changes in assets and liabilities reported on the consolidated statement of cash flows will not necessarily agree to changes in the corresponding balances on the consolidated balance sheets. The effect of exchange rate changes on cash balances held in foreign currencies is reported on a separate line below cash flows from financing activities.

      Inventories - Inventories are valued at the lower of cost or market. Cost is determined by use of the first-in, first-out (FIFO) method.

      Investments - All investments held by the Company are recorded as trading securities and included in other current assets.

      Property - Property, plant and equipment is stated at cost. Depreciation is provided for depreciable assets over their estimated useful lives using various accepted depreciation methods. The asset under capital lease and leasehold improvements are amortized over their estimated useful lives, or the life of the lease, whichever is shorter.

      Income Taxes - Taxes on current income are provided by the Company and each subsidiary as prescribed by local tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

      Timber and Timberlands - Timberlands are carried at cost. Timber-deferred cultivation costs represent the cost of preparing, clearing and seeding the Company's balsa wood plantations. Amortization of deferred cultivation costs is based on units of production. Timber carrying costs, which include the regular maintenance and overseeing of timberlands, are expensed as incurred.

      Common Stock - Holders of the Company's Common Stock have full voting, dividend and liquidation preferences in the Company.

      Foreign Currency Translation - The financial statements of the Company's European and Japanese subsidiaries are remeasured into U.S. dollars, the Company's functional currency. In accordance with local requirements the Ecuadorean subsidiaries are now maintained in U.S. dollars.

      Financial Instruments - Derivative financial instruments are used by the Company to manage its interest rate and foreign currency exposure (see
      Note 12). Effective January 1, 2001 the Company adopted Statement of Financial Accounting Standards No. 133 (as amended), Accounting for Derivative Instruments and Hedging Activities.

      Foreign Currency Risk Management - The Company uses forward foreign currency exchange contracts to reduce currency exchange rate risk on firm commitment purchases denominated in foreign currencies. Gains or losses resulting from these contracts are deferred and are included in the purchase price of the materials. The maximum term of these contracts is less than two years. The Company does not intend to enter into derivative financial instruments for speculative purposes.

      Concentrations of Credit Risk - Baltek's core material products, as well as shrimp and other seafood products, are sold to a number of markets, including boating, transportation, military, hobby, and the retail food industry. Baltek's products are sold throughout the United States, Canada, Europe, Japan and Australia to approximately 1,600 ultimate users. Credit risk related to Baltek's trade receivables is limited due to the large number of customers in differing industries and geographic areas.

      Fair Value of Financial Instruments - At December 31, 2000 and 1999, the carrying value of cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximated their fair values. The carrying amount of notes payable and other debt obligations approximates fair value based on the nature and terms of the loans, including borrowing rates and other terms available to the Company for loans with similar terms and conditions.

      Research and Development - Research and development costs are charged to expense as incurred. Research and development expenditures charged to operations were approximately $565,000, $597,000 and $609,000 in 2000, 1999 and 1998, respectively.

      Basic and Diluted Earnings per Common Share - Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding for all periods presented is 2,523,261. The Company does not have any potentially dilutive instruments; therefore, the reporting of diluted earnings per share is not applicable.

      Revenue Recognition - Product revenues are recognized when title passes. For the majority of the Company's sales, this occurs when the products are shipped.

      Use of Estimates - The Company's financial statements include the use of estimates and assumptions which have been developed by management based on available facts and information. Actual results could differ from those estimates.

      Reclassifications - Certain amounts in prior year financial statements have been reclassified to conform with the current year presentation.

3.    INVENTORIES

      Inventories of the core materials and shrimp segments are summarized as follows (amounts in thousands):

                                     2000               1999

       Raw materials               $ 5,314            $ 5,260
       Work-in-process               3,273              3,050
       Finished goods               11,834             10,168
                                   --------           --------
       Inventories                 $20,421            $18,478
                                   ========           =======


      Included in the above amounts are inventories relating to the Company's seafood operations of $5,964,000 and $4,358,000 at December 31, 2000 and 1999, respectively.

4.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment is comprised of the following (amounts in thousands):

                                           Estimated
                                          Useful Lives        2000           1999

      Land                                                  $   125        $   125
      Shrimp properties                    5-20 years        19,306         18,755
      Buildings and improvements            20 years          2,062          2,057
      Machinery and equipment              5-10 years        12,897         12,164
      Leasehold improvements                                  1,002          1,012
      Assets under capital lease                              2,499          2,499
      Construction-in-progress                                  330             --
                                                           ---------      ---------

      Total                                                  38,221         36,612

      Less accumulated depreciation and amortization         25,159         23,047
                                                           ---------      ---------

      Property, plant and equipment-net                     $13,062        $13,565
                                                           =========      =========



       Shrimp properties consist principally of shrimp ponds, a hatchery and a packing plant. Accumulated amortization related to the asset under capital lease at December 31, 2000 and 1999 was $2,207,000 and $1,957,000, respectively.

       In April 1999, the Company signed an agreement to purchase certain assets and inventory totaling approximately $500,000 from the seafood importing subsidiary of Nissho Iwai Corporation. The acquisition increases the Company's presence in the seafood industry and allows the Company to sell not only shrimp but many other types of seafood, including lobster, crab, and salmon. Due to the immateriality of the acquisition, pro-forma information is not presented herein.

5.    TIMBER AND TIMBERLANDS

      Timber and Timberlands are comprised of the following (amounts in thousands):

                                                  2000         1999

       Timberlands                              $ 4,528      $ 3,906
       Timber-deferred cultivation costs          4,545        4,294
                                               ---------    ---------

       Timber and Timberlands                   $ 9,073      $ 8,200
                                               =========    =========

      Amortization of deferred cultivation costs was approximately $742,000, $928,000 and $572,000 at December 31, 2000, 1999 and 1998, respectively.

6.    NOTES PAYABLE

      Notes payable under various agreements consist of the following (amounts in thousands):

                                                               2000       1999
       U.S. bank loan                                        $ 6,825     $ 5,801

       Ecuadorian bank loans, payable in U.S.
       dollars, due within one year from the origination
       date, with interest rates between 9.87% and 18.0%       3,780       1,857

       Ecuadorian  bank loans,  payable in sucres, due
       within one year from the origination date,
       with interest rates between 46.3% and 63.0%               --         421
                                                             -------     -------

       Notes payable                                         $10,605     $ 8,079
                                                             =======     =======

      The U.S. Bank loan , which by its original terms expired on September 30, 2000 and was extended until December 31, 2000, represents borrowings under a secured $12,500,000 line of credit with a domestic bank. Borrowings under the line are secured by the Company's domestic accounts receivable and inventory. At the Company's option all or a portion of the amounts outstanding may be tied to the prime rate (prime less 3/4%, 8.75% and 7.75% at December 31, 2000 and 1999) or LIBOR plus 1.50% (8.28% at
      December 31, 2000). The loan agreement contains non-financial affirmative and negative covenants and limits the amount of dividends the Company may declare. The Company is also required to pay a commitment fee on the unused portion of its credit line on a quarterly basis. The Company was in compliance with all loan covenants at December 31, 2000.

      At December 31, 2000, the Company had a one year interest rate swap that converted $3 million of the outstanding borrowing from a floating to a fixed rate, resulting in a fixed rate of 8.90%. The interest differential to be paid or received under the swap agreement is recognized over the life of the swap and is included in interest income or expense.

      At December 31, 2000, the Company had a line of credit available under Ecuadorian borrowing arrangements of $4,000,000, of which approximately $220,000 was unused. Borrowings under the line are secured by a mortgage on certain land and buildings and a negative pledge against certain machinery. At December 31, 1999, the Ecuadorian line of credit included dollar and sucre denominated short-term loans and sucre denominated term loans (see Note 7).

      The weighted average interest rate on borrowings outstanding at December 31, 2000 and 1999 was approximately 10.1% and 12.0%, respectively.

      In January 2001, the Company signed a new $16.5 million, three-year domestic loan facility which became effective January 1, 2001. Borrowings under the line are secured by the Company's domestic accounts receivable and inventory. The amount of eligible borrowings is based on a formula of eligible accounts receivable and eligible inventory. The agreement contains two financial covenants (net worth and debt service requirements) and non-financial affirmative and negative covenants and limits the amount of dividends the Company may declare. The Company is also required to pay a commitment fee on the unused portion of its credit line on a quarterly basis. The new loan agreement also provides, for a one-year period, a $1 million line of credit to be used for equipment purchases.

   7. LONG-TERM DEBT

      Long-term debt consists of the following (amounts in thousands):

                                                           2000         1999
       Notes, with interest rates between
       4.4% and 6.0%, due at various dates through 2002        90          78


       Ecuadorian bank loans, payable in sucres               ---         165
                                                           -------     ------
                                                               90         243
       Less current portion                                   (44)       (199)
                                                           -------     ------

       Long-term debt                                      $   46      $  44
                                                           =======     ======


      Additionally, the Company has unused lines of credit under European borrowing arrangements amounting to approximately $582,000.

      The aggregate maturities of long-term debt at December 31, 2000 are as follows (amounts in thousands):

            2001                       $    44
            2002                            31
            2003                            10
            2004                             5
                                       -------
                                       $    90

8.    INCOME TAXES

      Income before income taxes is comprised of (amounts in thousands):

                           2000              1999              1998

       Domestic         $  4,651          $  3,566          $  2,697
       Foreign               (77)              302             1,706
                        ---------         ---------         ---------

       Total            $  4,574          $  3,868          $  4,403
                        =========         =========         ========


      The provision for income taxes consists of the following (amounts in thousands):

                               2000                 1999              1998

       Federal:
         Current           $     1,732          $     1,049        $     966
         Deferred                 (327)                (176)             (93)
       State
         Current                   288                  154              142
         Deferred                  (57)                  (4)              --
       Foreign                      56                   29              129
                           ------------         ------------       ----------

       Total               $     1,692          $     1,052        $   1,144
                           ============         ============       ==========



      The reconciliation between the Company's effective tax rate and the statutory Federal tax rate is as follows:

                                                                2000         1999         1998
       Statutory Federal tax rate ...................          35.0%         35.0%         35.0%
       Increase (decrease) in taxes resulting from:
       Foreign income - effect of rates differing
       from statutory rates, effect of nontaxable
       exchange gains and losses, and foreign losses
       producing no current benefit .................           1.8          (2.0)        (12.0)
       State taxes, net of Federal income tax benefit           3.3           2.6           2.0
       Foreign tax credits ..........................           0.0          (4.9)         (2.5)
       Other - net ..................................          (3.1)         (3.5)          3.5
                                                               ----          ----          ----

       Effective tax rate ...........................          37.0%         27.2%         26.0%
                                                               ====          ====          ====

      Significant   components  of  the   Company's   deferred  tax  assets  and
      liabilities are as follows (amounts in thousands):

                                                        2000             1999
       Current assets (liabilities):
         Inventory capitalization                    $     237        $     223
         Unexpired insurance                              (177)            (179)
         Reserve amounts not currently deductible          210              102
         Other - net                                        59               45
                                                    ------------     -----------
       Total current asset, net                      $     329        $     191
                                                    ============     ===========

       Noncurrent assets:
         Capital lease                               $      39        $      99
         Deferred compensation                             243               38
         Other                                             338              237
         Foreign tax loss carryforwards                    166               25
         Less valuation allowance                         (166)             (25)
                                                    ------------     -----------
       Total noncurrent asset, net                   $     620        $     374
                                                    ============     ===========

      As of December 31, 2000 and 1999, the Company had a full valuation allowance recorded against its foreign tax loss carryforwards related to certain Ecuadorean and European subsidiaries. Management believes that it is more likely than not that the remaining carryforwards will expire unutilized.

      The total current and noncurrent amounts presented above are included in other assets (current and noncurrent) in the consolidated balance sheet.

      The Company has not accrued federal income taxes on the equity in the undistributed earnings of its foreign subsidiaries, which amounted to approximately $8,241,000 at December 31, 2000, because such earnings are permanently reinvested. It is not practicable to estimate the tax liability that might arise if these earnings were remitted.

9.    EMPLOYEE BENEFIT PLANS

      The Company has a profit-sharing plan under which an annual contribution may be paid from accumulated profits at the discretion of the Board of Directors for the benefit of eligible employees upon their retirement. Contributions to this plan by the Company amounted to approximately $417,000, $329,000 and $350,000 in 2000, 1999 and 1998, respectively.
      Additionally, the plan allows for all participants to defer between 1 percent and 15 percent of their salary. Amounts deferred are paid to the trustee of the plan. The plan does not match employee contributions.

      In 1999, the Company adopted a non-qualified deferred compensation plan for the benefit of certain eligible employees. The plan allows participants to defer up to 100% of their compensation. The Company does not contribute into the plan.

      The plan is not an employee pension benefit plan as defined by Section 3(2) of the Employment Retirement Income Security Act of 1974 ("ERISA"), and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, employee contributions are not protected against risk of loss to the Company. Due to the fact that this is a non-qualified plan, the value of the plan assets are maintained on the Company's consolidated balance sheet along with an offsetting liability to the plan participants. Fluctuations in the fair market values of the shares of the optioned securities are recognized in the income statement as other income and expense, net, which is offset by a similar change in selling, general, and administrative expense. The assets and liabilities recorded on the Company's consolidated balance sheet are also impacted by changes in the fair value of the investments. The value of plan assets and liabilities recorded in the Company's consolidated balance sheet at December 31, 2000 was $650,000. The value of assets and liabilities at December 31, 1999 was not material.

      This arrangement does not fall under the scope of either APB Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), or FASB Statement No. 123, Accounting for Stock Based Compensation (SFAS 123), as both of these standards provide guidance for employers compensating their employees by the employer company issuing its own equity instruments.

      Certain employees of the Company's Ecuadorian subsidiary companies are covered by termination and retirement plans incorporated under statutory requirements of labor laws and collective bargaining agreements. Included in the accompanying consolidated balance sheets are union employee termination benefits which approximate unpaid vested benefits under such plans. The amount of benefits to be received by an employee is established by the collective bargaining agreements and is based on length of service and compensation. Provisions of approximately $22,000, $27,000 and $54,000 were charged to income during 2000, 1999 and 1998, respectively.

      The Company participates in a multiemployer pension plan for the union employees at the Northvale, New Jersey facility. Provisions of approximately $174,000, $200,000 and $174,000 were charged to income during 2000, 1999 and 1998, respectively.

10.   LEASES

      The Company leases its primary office space and plant facilities in Northvale, New Jersey under a long-term capital lease agreement that expires in 2002. During 2000, the Company signed a new lease agreement for these premises which will begin at the expiration of the existing lease and expire in 2010. The current and new lease both provide that the Company pay all real estate taxes, maintenance and insurance relating to the facilities. The new lease also contains a purchase option subject to certain terms and conditions and a five-year renewal option.

      The Company also has operating lease agreements for warehouse and office space in the United States and Europe. The longest lease obligation extends to 2010. Certain leases contain renewal options and generally require the Company to pay other facility related costs such as taxes, maintenance and insurance. Rent expense under these operating leases amounted to $566,000, $502,000 and $361,000 in 2000, 1999 and 1998,
      respectively.

      Future minimum lease payment obligations, as of December 31, 2000, for the capital lease described above, as well as operating leases, are as follows (amounts in thousands):

                                             Capital         Operating
       Year                                   Lease           Leases

       2001                                  $  487           $   786
       2002                                      83             1,098
       2003                                     ---             1,041
       2004                                     ---               940
       2005                                     ---               869
       Thereafter                               ---             3,863
                                             -------          --------

       Minimum lease payments                   570           $ 8,597
                                                              ========
       Less amounts representing interest       (23)
                                             -------

       Capital lease obligation              $  547
                                             =======

11.   SEGMENT INFORMATION

      The  Company  and  its  subsidiaries   operate  in  two  segments,   as  a
      manufacturer and supplier of structural core materials in composite applications to various industries, and in the seafood industry, as a shrimp producer and as an importer. The segments are managed and reported separately because of the difference in products they produce and markets they serve. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income, i.e. results of operations before interest, income taxes and foreign exchange gains and losses. There are no intersegment sales.

      No single customer provided more than 10% of the Company's revenue in 2000, 1999 or 1998.

      Information about the Company's operations by segment is as follows:

                                                         (In Thousands)
                                                 2000        1999         1998
       Net sales to unaffiliated customers
       Core materials segment                  $ 63,175    $ 58,938    $ 53,600
       Seafood segment                           25,885      27,089      14,095
                                               ---------   ---------   ---------

       Total net sales                         $ 89,060    $ 86,027    $ 67,695
                                               =========   =========   =========
       Operating income (loss)

       Core materials segment                  $  7,758    $  4,569    $  3,721
       Seafood segment                           (1,927)        976       1,413
                                               ---------   ---------   ---------

       Total operating income                  $  5,831    $  5,545    $  5,134
                                               =========   =========   =========

       Identifiable assets

       Core materials segment                  $ 39,023    $ 35,728    $ 35,105
       Seafood segment                           18,508      17,177      10,972
                                               ---------   ---------   ---------
       Total identifiable assets               $ 57,531    $ 52,905    $ 46,077
                                               =========   =========   =========


       Capital expenditures, net, including
         timberlands and capital leases

       Core materials segment                  $  2,818    $  2,197    $  3,641
       Seafood segment                              590       1,271       1,392
                                               ---------   ---------   ---------
       Total capital expenditures              $  3,408    $  3,468    $  5,033
                                               =========   =========   =========

      Information pertaining to the Company's operations in different geographic areas is as follows:

                                                                (In Thousands)
                                                    2000             1999             1998

       Net sales to unaffiliated customers
       United States - domestic                   $ 71,534         $ 65,293         $ 49,399
       United States - export                        7,434           11,263           11,289
       Ecuador                                          47               87              131
       Europe                                       10,045            9,384            6,876
                                                  --------         --------         --------

       Total net sales                            $ 89,060         $ 86,027         $ 67,695
                                                  ========         ========         ========


       Identifiable assets

       United States                              $ 27,540         $ 24,781         $ 16,973
       Ecuador                                      24,964           23,957           25,217
       Europe                                        4,978            4,167            3,887
       Japan                                            49              ---              ---
                                                  --------         --------         --------

       Total identifiable assets                  $ 57,531         $ 52,905         $ 46,077
                                                  ========         ========         ========

12.   FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, was adopted by the Company on January 1, 2001. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. Adoption of these new accounting standards will result in a one time cumulative after-tax reduction in net income of approximately $35,000 and other comprehensive income of approximately $16,000 in the first quarter of fiscal 2001 for the initial adoption of SFAS 133, as amended. The adoption will also impact assets and liabilities recorded on the Company's consolidated balance sheet.

      At December 31, 2000, the Company held forward foreign currency exchange contracts for the purchase of French francs with a notional amount of approximately $900,000. Realized gains and losses on foreign currency instruments, that are hedges of committed transactions, are recognized at the time the underlying transaction is completed. The Company did not have any material foreign exchange contracts outstanding at December 31, 1999.

13.      SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

      The following is a summary of quarterly financial data for the years ended December 31, 2000 and 1999 (dollars in thousands, except per share amounts):

                                                  Quarter
                                   -----------------------------------------
                                     1st       2nd       3rd        4th
                                    ----------------------------------------
                       2000
       Net sales                     $21,225   $23,911   $22,213     $21,711
       Operating income                1,459     1,524     1,266       1,582
       Net income                        765       808       651         658
       Basic and diluted earnings
           per common share            $0.30     $0.32     $0.26       $0.26
                                     =======================================

                       1999

       Net sales                     $18,099   $22,927   $23,724     $21,277
       Operating income                1,079     1,434     1,714       1,318
       Net income                        581       729       834         672
       Basic and diluted earnings
           per common share            $0.23     $0.29     $0.33       $0.27
                                   =========================================

14.   SUBSEQUENT EVENTS

      In January 2001, the Company signed a new $16.5 million domestic loan facility. See Note 6 for additional information.

      In March 2001, the Company entered into an agreement with Jacques, Jean and Bernard Kohn, all stockholders of the Company. The agreement requires the Company to purchase, in five equal installments, the common stock held by Bernard Kohn. The purchases are subject to the determination by the Board of Directors that the Company has sufficient available capital. If the Company cannot consummate the purchase, or cause a third party to consummate the purchase, the installments are deferred. In the event any installments are deferred, Bernard Kohn has the right to sell the deferred shares in the open market. Purchase of the stock by a third party does not relieve the Company from its obligation for future purchases under the agreement.

      The Company completed the first purchase of 66,439 shares for approximately $505,000 in March 2001. The purchase price of the shares for all installments is based on the average closing prices for the stock for the 20-day period prior to the purchase date specified in the agreement.

      During the term of the agreement, the Kohn individuals have agreed to vote their shares as a single unit. The agreement also terminated a voting trust that existed among the Kohn shareholders.

                                     ******

                                                                   Schedule II


                       BALTEK CORPORATION AND SUBSIDIARIES

        FINANCIAL STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
          EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000
                              Dollars in thousands

                                                           Additions
                                                            Charged
                                          Balance at           to                              Balance
                                          Beginning        Costs and                           at End
         Description                       of Year         Expenses         Deductions         of Year
YEAR ENDED DECEMBER 31, 2000:
  Allowance for doubtful
    accounts receivable                   $  175            $  129            $   29          $   275
                                          =======           =======           =======         ========

  Inventory                               $  150            $  230            $   --          $   380
                                          =======           =======           =======         ========

YEAR ENDED DECEMBER 31, 1999:
  Allowance for doubtful
    accounts receivable                   $  144            $   66            $   35          $   175
                                          =======           =======           =======         ========

  Inventory                               $  266            $    -            $  116          $   150
                                          =======           =======           =======         ========

YEAR ENDED DECEMBER 31, 1998:
  Allowance for doubtful
    accounts receivable                   $   73            $   74            $    3          $   144
                                          =======           =======           =======         ========

  Inventory                               $   90            $  176            $    -          $   266
                                          =======           =======           =======         ========