Form 10-K, Exhibit 13
period 2001-12-31
BALTEK CORP
filed 2002-03-29
CIK 9442

BALTEK CORPORATION AND SUBSIDIARIES









       CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
                      AS OF DECEMBER 31, 2001 AND 2000 AND
        FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001








                       PREPARED FOR FILING AS PART OF THE
                            ANNUAL REPORT (FORM 10-K)
                    TO THE SECURITIES AND EXCHANGE COMMISSION
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                   **********

BALTEK CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
  FINANCIAL STATEMENT SCHEDULE
PREPARED FOR FILING AS PART OF THE ANNUAL REPORT
  (FORM 10-K) TO THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                              Page

INDEPENDENT AUDITORS' REPORT........................................................................1

  Consolidated Balance Sheets as of December 31, 2001 and 2000......................................2

  Consolidated Statements of Income and Comprehensive Income for Each of the Three Years in
           the Period Ended December 31, 2001.......................................................3

  Consolidated Statements of Stockholders' Equity for Each of the Three Years in the Period Ended
           December 31, 2001........................................................................4

  Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December
           31, 2001.................................................................................5

  Notes to Consolidated Financial Statements for Each of the Three Years in the Period Ended
           December 31, 2001........................................................................6-19

FINANCIAL STATEMENT SCHEDULE AS OF AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER
31, 2001:

II - Valuation and Qualifying Accounts..............................................................20


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

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Baltek Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Baltek Corporation and Subsidiaries (the "Corporation") as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income , stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baltek Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 12 to the consolidated financial statements, on January 1, 2001 the Company changed its method of accounting for derivative instruments to conform to Statement of Financial Accounting Standards No. 133.


/S/ DELOITTE & TOUCHE LLP
Parsippany, New Jersey

March 20, 2002

                       BALTEK CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------

                                                                        December 31,
ASSETS                                                               2001        2000

CURRENT ASSETS:
   Cash and cash equivalents                                     $    573    $  1,338
   Accounts receivable (less allowance for doubtful
        accounts - 2001, $260; 2000, $275)                          7,860      10,370
   Inventories                                                     19,933      20,421
   Prepaid expenses                                                   708         539
   Other                                                            2,610       1,779
                                                                 --------    --------
      Total current assets                                         31,684      34,447

PROPERTY, PLANT AND EQUIPMENT - Net                                13,129      13,062
TIMBER AND TIMBERLANDS                                              9,963       9,073
OTHER ASSETS                                                        1,006         949
                                                                 --------    --------
TOTAL ASSETS                                                     $ 55,782    $ 57,531
                                                                 ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                                                 $  8,700    $ 10,605
   Accounts payable                                                 2,431       3,863
   Income taxes payable                                               274         143
   Accrued salaries, wages and bonuses payable                        587       1,190
   Accrued expenses and other liabilities                           2,676       1,494
   Current portion of long-term debt                                  113          44
   Current portion of obligation under capital lease                   82         465
                                                                 --------    --------
        Total current liabilities                                  14,863      17,804


OBLIGATION UNDER CAPITAL LEASE                                         --          82

LONG-TERM DEBT
                                                                      302          46

UNION EMPLOYEE TERMINATION BENEFITS                                   210         121
                                                                 --------    --------

           Total liabilities                                       15,375      18,053
                                                                 --------    --------

STOCKHOLDERS' EQUITY:
   Preferred stock, $1.00 par; 5,000,000 shares authorized and
         unissued                                                      --          --
   Common stock, $1.00 par; 10,000,000 shares authorized,
         2,523,261 shares issued                                    2,523       2,523
   Additional paid-in capital                                       2,157       2,157
   Retained earnings                                               36,380      34,798
   Accumulated other comprehensive loss                              (147)         --
   Treasury stock, at cost: 66,439 shares                            (506)         --
                                                                 --------    --------
        Total stockholders' equity                                 40,407      39,478
                                                                 --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 55,782    $ 57,531
                                                                 ========    ========

See notes to consolidated financial statements

                       BALTEK CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                  (Dollars in thousands, except per share data)

--------------------------------------------------------------------------------

                                                                Year Ended December 31,
                                                           2001           2000           1999

NET SALES                                           $    78,068    $    89,060    $    86,027

COST OF PRODUCTS SOLD                                    59,709         68,364         66,337

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                                15,085         14,865         14,145
                                                    -----------    -----------    -----------

           Operating income                               3,274          5,831          5,545
                                                    -----------    -----------    -----------

OTHER INCOME (EXPENSE):
  Interest expense                                       (1,000)          (937)        (1,356)
  Foreign exchange gain (loss)                               53           (328)          (336)
  Interest income                                             7             14             15
  Other, net                                                (11)            (6)            --
                                                    -----------    -----------    -----------

           Total                                           (951)        (1,257)        (1,677)
                                                    -----------    -----------    -----------

INCOME BEFORE TAXES                                       2,323          4,574          3,868

INCOME TAX PROVISION                                        741          1,692          1,052
                                                    -----------    -----------    -----------

NET INCOME                                                1,582          2,882          2,816

OTHER COMPREHENSIVE (LOSS):
       Change in fair value of interest rate swap          (131)            --             --
       Cumulative effect of adopting SFAS 133               (16)            --             --
                                                    -----------    -----------    -----------

COMPREHENSIVE INCOME                                $     1,435    $     2,882    $     2,816
                                                    -----------    -----------    -----------
BASIC AND DILUTED EARNINGS
   PER COMMON SHARE                                 $      0.64    $      1.14    $      1.12
                                                    ===========    ===========    ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                   2,468,472      2,523,261      2,523,261
                                                    ===========    ===========    ===========


See notes to consolidated financial statements


                       BALTEK CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                                 Accum.
                                           Common  Additional                     Other
                                           Stock,   Paid-in        Retained       Comp.    Treasury
                                          $1 Par    Capital        Earnings      (Loss)      Stock

BALANCE, JANUARY 1, 1999                 $  2,523   $  2,157        $ 29,100    $     --    $     --

  Net income - 1999                            --         --           2,816          --          --

BALANCE, DECEMBER 31, 1999                  2,523      2,157          31,916          --          --

  Net income - 2000                            --         --           2,882          --          --

BALANCE, DECEMBER 31, 2000                  2,523      2,157          34,798          --          --


  Cumulative effect of adopting SFAS 133       --         --              --         (16)         --

  Change in value of interest rate swap        --         --              --        (131)         --

  Purchase of treasury stock                   --         --              --          --        (506)

  Net income - 2001                            --         --           1,582          --          --
                                         --------   --------        --------    --------    --------

BALANCE, DECEMBER 31, 2001               $  2,523   $  2,157        $ 36,380    $   (147)   $   (506)
                                         ========   ========        ========    ========    ========


See notes to consolidated financial
statements.

                       BALTEK CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                Year Ended December 31,
                                                             2001       2000       1999
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                              $ 1,582    $ 2,882    $ 2,816
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                           2,772      3,038      3,002
    Foreign exchange (gain) loss                              (53)       328        336
    Deferred taxes                                             27       (384)      (180)
    Changes in assets and liabilities, net of the effect
       of foreign currency translation and
       acquisition:
        Accounts receivable                                 2,499     (1,086)    (2,338)
        Income tax payable/receivable                         135        (68)       (15)
        Inventories                                           489     (1,943)    (3,390)
        Prepaid expenses and other current assets          (1,131)      (446)        36
        Other assets                                           45        (29)       (14)
        Accounts payable and accrued expenses                (984)      (174)     1,839
        Other                                                  99         34       (234)
                                                          -------    -------    -------

           Net cash provided by operating activities        5,480      2,152      1,858
                                                          -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net acquisitions of property, plant and equipment        (1,831)    (1,746)    (2,410)
  Increase in timber and timberlands                       (1,516)    (1,615)      (943)
  Acquisition of seafood assets, net of cash acquired          --         --       (491)
                                                          -------    -------    -------

           Net cash used in investing activities           (3,347)    (3,361)    (3,844)

CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in notes payable                     (1,905)     2,526      3,398
  Payments of long-term debt                                  (69)      (210)    (1,357)
  Principal payments under capital lease                     (465)      (415)      (382)
  Purchase of treasury stock                                 (506)        --         --
                                                          -------    -------    -------

    Net cash (used in) provided by financing activities    (2,945)     1,901      1,659
                                                          -------    -------    -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                        47       (321)       238
                                                          -------    -------    -------
(DECREASE) INCREASE
  CASH AND CASH EQUIVALENTS                                  (765)       371        (89)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                         1,338        967      1,056
                                                          -------    -------    -------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                             $   573    $ 1,338    $   967
                                                          =======    =======    =======

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:
  Cash paid during the year for:
    Interest                                              $   895    $   897    $ 1,281
                                                          =======    =======    =======

    Income taxes                                          $   631    $ 2,199    $ 1,509
                                                          =======    =======    =======

    Proceeds from equipment loan used to reduce working
        capital debt                                      $   370    $    --    $    --
                                                          =======    =======    =======

See notes to consolidated financial statements.

BALTEK CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


1.   NATURE OF OPERATIONS

     Baltek Corporation and subsidiaries (the "Company") is a multinational manufacturing and marketing company. The Company operates in two lines of business: supplying core materials, principally balsa wood and balsa wood products, linear and cross-linked PVC Foam and non-woven polyester mat to various composite industries; and in the seafood business, as a shrimp producer and, for the first nine months of 2001, as a seafood importer. Approximately 74% of Baltek's revenues are derived from its core materials segment and 26% from the seafood segment.

     The principal market for the Company's core materials is in the United States, while the seafood market is divided between the United States and Europe.

     The balsa and shrimp products are produced in Ecuador, South America. The supply of raw materials has been without interruption for over 60 years. The balsa and shrimp identifiable assets located at various facilities in Ecuador are included in the Company's consolidated balance sheet and total approximately $27 million at December 31, 2001. Foam and mat products are purchased from outside vendors; the foam products are further processed by the Company for sale to customers.

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

     Property - Property, plant and equipment is stated at cost. Depreciation is provided for depreciable assets over their estimated useful lives using the straight-line method. In previous years, various accepted depreciation methods had been used. The effect of switching entirely to the straight-line method in 2001 on a prospective basis was insignificant. The asset under capital lease and leasehold improvements are amortized over their estimated useful lives, or the life of the lease, whichever is shorter.

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

     Foreign Currency Translation - The financial statements of the Company's European and Japanese subsidiaries are remeasured into U.S. dollars, the Company's functional currency. The statements of the Ecuadorian and Uruguayan subsidiaries are maintained in U.S. dollars.

     Financial Instruments - Derivative financial instruments are used by the Company to manage its interest rate and foreign currency exposure (see Note
     12). Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (as amended), "Accounting for Derivative Instruments and Hedging Activities".

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

     Fair Value of Financial Instruments - At December 31, 2001 and 2000, the carrying value of cash and cash equivalents, accounts receivable, accounts payable and other financial instruments approximated their fair values. The carrying amount of notes payable and other debt obligations approximates fair value based on the nature and terms of the loans, including borrowing rates and other terms available to the Company for loans with similar terms and conditions.

     Research and Development - Research and development costs are charged to expense as incurred. Research and development expenditures charged to operations were approximately $665,000, $565,000 and $597,000 in 2001, 2000 and 1999, respectively.

     Basic and Diluted Earnings per Common Share - Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. The Company does not have any potentially dilutive instruments; therefore, the reporting of diluted earnings per share is not applicable.

     Revenue Recognition - Product revenues are recognized when title passes. For the majority of the Company's sales, this occurs when the products are shipped. Sales are reported net of discounts and allowances.

     Use of Estimates - The Company's financial statements include the use of estimates and assumptions which have been developed by management based on available facts and information. Actual results could differ from those estimates.

     New Accounting Pronouncements - In October 2001, The Financial Accounting Standard Board ("FASB"), issued Statement of Financial Accounting Statement ("SFAS") No. 144, "accounting for the Impairment or Disposal of long-live Assets, "which addresses financial accounting and reporting for long-live assets. The Company expects to adopt this standard during the first quarter of fiscal 20002, Management does not believe that the adoption of this standard will have a material impact on the Company's financial position or results of operations.


3.   INVENTORIES

     Inventories of the core materials and shrimp segments are summarized as follows (amounts in thousands):

                                     2001      2000
                                     ----      ----

                Raw materials     $ 9,131   $ 5,314
                Work-in-process     4,844     3,273
                Finished goods      5,958    11,834
                                  -------   -------

                Inventories       $19,933   $20,421
                                  =======   =======


     Included in the above amounts are inventories relating to the Company's seafood operations of $1,068,000 and $5,964,000 at December 31, 2001 and 2000, respectively.

     As part of its decision to terminate its seafood import business, in September 2001, the Company signed an agreement with National Fish and Seafood, Inc. ("NFS"). The agreement provided that NFS assist the Company in selling its inventory to third parties. Under the agreement, the Company invoiced NFS for each sale at an amount net of commissions and NFS invoiced the ultimate customer and carried the credit risk. At December 31, 2001, substantially all of the inventory was sold.

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following (amounts in thousands):

                                                 Estimated
                                                Useful Lives               2001            2000

        Land                                                            $   125         $   125
        Shrimp properties                        5-20 years              19,671          19,306
        Buildings and improvements                20 years                2,242           2,062
        Machinery and equipment                  5-10 years              14,190          12,897
        Leasehold improvements                                            1,323           1,002
        Assets under capital lease                                        2,499           2,499
        Construction-in-progress                                             56             330
                                                                        -------         -------
        Total                                                            40,106          38,221
        Less accumulated depreciation and amortization                   26,977          25,159
                                                                        -------         -------
        Property, plant and equipment -net                              $13,129         $13,062
                                                                        =======         =======


     Shrimp properties consist principally of shrimp ponds, a hatchery and a packing plant. Accumulated amortization related to the asset under capital lease at December 31, 2001 and 2000 was $2,457,000 and $2,207,000,
     respectively.

5.   TIMBER AND TIMBERLANDS

     Timber  and  Timberlands  are  comprised  of  the  following   (amounts  in
     thousands):


                                                      2001     2000

                Timberlands                         $4,967   $4,528
                Timber-deferred cultivation costs    4,996    4,545
                                                    ------   ------

                Timber and Timberlands              $9,963   $9,073
                                                    ======   ======

     Amortization of deferred cultivation costs was approximately $626,000, $742,000 and $928,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

6.   NOTES PAYABLE

     Notes payable under various agreements consist of the following (amounts in thousands):





                                                                 2001      2000

     U.S. bank loan                                           $ 6,700   $ 6,825

     Ecuadorian bank loans, payable in U.S. dollars, due
     within one year from the origination date, with
     interest rates between 10.25% and 10.50% in 2001 and
     9.87% and 18.0% in 2000                                    2,000     3,780
                                                              -------   -------
     Notes payable                                             $ 8,700   $10,605
                                                               =======   =======



     In January 2001, the Company signed a new $16.5 million, three-year domestic loan facility. Borrowings under the line are secured by the Company's domestic accounts receivable and inventory. The amount of eligible borrowings is based on a formula of eligible accounts receivable and eligible inventory. The agreement contains two financial covenants (net worth and debt service requirements) as well as non-financial affirmative and negative covenants, and limits the amount of dividends the Company may declare. The Company is also required to pay a commitment fee on the unused portion of its credit line on a quarterly basis. At the Company's option, all or a portion of the amounts outstanding may be tied to the prime rate (prime less 3/4%, 4.00% and 8.75% at December 31, 2001 and 2000, respectively) or LIBOR plus 1.50% (3.64% and 8.28% at December 31, 2001 and 2000, respectively). The Company was in compliance with all loan covenants at December 31, 2001. Although by its terms the loan does not expire until 2003, the Company has classified the borrowings as a current liability. The loan facility was structured to finance working capital requirements and repayments may be required at any time based on the formula contained in the loan agreement comparing the borrowing base of eligible accounts receivable and inventory to outstanding borrowings.

     At December 31, 2001, the Company had a line of credit available under Ecuadorian borrowing arrangements of $4,000,000, of which approximately $2,000,000 was unused. Borrowings under the line are secured by a mortgage on certain land and buildings and a negative pledge against certain machinery.

     Additionally, at December 31, 2001, under European borrowing arrangements, the Company had lines of credit amounting to approximately $682,000, of which $514,000 was unused, and foreign exchange facilities totaling approximately $869,000.

     The weighted average interest rate on borrowings outstanding at December 31, 2001 and 2000 was approximately 5.2% and 10.1%, respectively.

7.   LONG-TERM DEBT

     Long-term debt consists of the following (amounts in thousands):


                                                                2001     2000
     Notes with interest rates between 4.0% and 6.4%, due at
     various dates through 2004                                $  63    $  90

     Equipment loan                                              352       --
                                                               -----    -----
                                                                 415       90

     Less current portion                                       (113)     (44)
                                                               -----    -----

     Long-term debt                                            $ 302    $  46
                                                               =====    =====


     In September 2001, the Company obtained a $370,000 loan to finance the previous purchase of equipment. The loan is secured by the related equipment, and is repayable in equal monthly principal installments of approximately $6,167 over a five-year period . The loan bears interest at the 30 day LIBOR rate. The proceeds of this loan were used simultaneously to reduce the Company's working capital debt.

     The aggregate maturities of long-term debt at December 31, 2001 are as follows (amounts in thousands):

                                              2002        $113
                                              2003          92
                                              2004          81
                                              2005          74
                                              2006          55
                                                          ----

                                                          $415
                                                          ====

8.   INCOME TAXES

     Income before income taxes is comprised of (amounts in thousands):

                                               2001       2000        1999

                                Domestic    $ 1,889    $ 4,651     $ 3,566
                                Foreign         434        (77)        302
                                            -------    -------     -------

                                Total       $ 2,323    $ 4,574     $ 3,868
                                            =======    =======     =======




     The provision for income taxes consists of the following (amounts in thousands):


                                                 2001        2000        1999

                                Federal:
                                  Current     $   385     $ 1,732     $ 1,049
                                  Deferred         23
                                                             (327)       (176)
                                State:
                                  Current          37         288         154
                                  Deferred          4         (57)         (4)
                                Foreign           292          56          29
                                              -------     -------     -------

                                Total         $   741     $ 1,692     $ 1,052
                                              =======     =======     =======



     The reconciliation between the Company's effective tax rate and the statutory Federal tax rate is as follows:


                                                 2001        2000        1999

   Statutory Federal tax rate                    35.0%       35.0%       35.0%
   Increase (decrease) in taxes resulting
   from:
   Foreign income - effect of rates
   differing from statutory
   rates, effect of nontaxable exchange
   gains and losses and foreign losses
   producing no current benefit                  (4.1)        1.8        (2.0)
   State taxes, net of Federal income tax
   benefit                                        1.2         3.3         2.6
   Foreign tax credits                            0.0         0.0        (4.9)
   Other - net                                   (0.3)       (3.1)       (3.5)
                                                 ----        ----        ----

   Effective tax rate                            31.8%       37.0%       27.2%
                                                 ====        ====        ====

     Significant components of the Company's deferred tax assets and liabilities are as follows (amounts in thousands):


                                                 2001      2000
  Current assets (liabilities):
    Inventory capitalization                    $ 270     $ 237
    Unexpired insurance                          (251)     (177)
    Reserve amounts not currently deductible      166       210
    Other - net                                    15        59
                                                -----     -----
  Total current asset, net                      $ 200     $ 329
                                                =====     =====

  Noncurrent assets:
    Capital lease                               $  16     $  39
    Deferred compensation                         399       243
    Other                                         307       338
    Foreign tax loss carryforwards                554       166
    Less valuation allowance                     (554)     (166)
                                                -----     -----
  Total noncurrent asset, net                   $ 722     $ 620
                                                =====     =====



     As of December 31, 2001 and 2000, the Company had a full valuation allowance recorded against its foreign tax loss carryforwards related to certain Ecuadorean and European subsidiaries. Management believes that it is more likely than not that the remaining carryforwards will expire unutilized.

     The total current and noncurrent amounts presented above are included in other assets (current and noncurrent) in the consolidated balance sheets.

     The Company has not accrued Federal income taxes on the equity in the undistributed earnings of its foreign subsidiaries, which amounted to approximately $8,457,000 at December 31, 2001, because such earnings are permanently reinvested. It is not practicable to estimate the tax liability that might arise if these earnings were remitted.

9.   EMPLOYEE BENEFIT PLANS

     The Company has a profit-sharing plan under which an annual contribution may be paid from accumulated profits at the discretion of the Board of Directors for the benefit of eligible employees upon their retirement. Contributions to this plan by the Company amounted to approximately $179,000, $417,000 and $329,000 in 2001, 2000 and 1999, respectively.
     Additionally, the plan allows for all participants to defer between 1% and 15% of their salary. Amounts deferred are paid to the trustee of the plan. The plan does not match employee contributions.

     The Company adopted a non-qualified deferred compensation plan for the benefit of certain eligible employees. The plan allows participants to defer up to 100% of their compensation. The Company does not contribute into the plan. The plan is not an employee pension benefit plan as defined by Section 3(2) of the Employment Retirement Income Security Act of 1974 ("ERISA"), and is not qualified under Section 401(a) of the Internal
     Revenue Code of 1986, as amended (the "Code"). As a result, employee contributions are not protected against risk of loss to the Company. Due to the fact that this is a non-qualified plan, the value of the plan assets are maintained on the Company's consolidated balance sheet along with a liability to the plan participants. Fluctuations in the fair market values of the shares of the optioned securities are recognized in the income statement as other income and expense, net, which is offset by a similar change in selling, general and administrative expense. The assets and liabilities recorded on the Company's consolidated balance sheet are also impacted by changes in the fair value of the investments. The value of plan assets and liabilities recorded in the Company's consolidated balance sheet at December 31, 2001 and 2000 was $914,000 and $650,000, respectively.

     The non-qualified deferred compensation plan does not fall under the scope of either APB Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), or FASB Statement No. 123, Accounting for Stock Based Compensation (SFAS 123), as both of these standards provide guidance for employers compensating their employees by the employer company issuing its own equity instruments.

     Certain employees of the Company's Ecuadorian subsidiary companies are covered by termination and retirement plans incorporated under statutory requirements of labor laws and collective bargaining agreements. Included in the accompanying consolidated balance sheets are union employee termination benefits which approximate unpaid vested benefits under such plans. The amount of benefits to be received by an employee is established by the collective bargaining agreements and is based on length of service and compensation. Provisions of approximately $102,000, $22,000 and $27,000 were charged to income during 2001, 2000 and 1999, respectively.

     The Company participates in a multiemployer pension plan for the union employees at the Northvale, New Jersey facility. Provisions of approximately $152,000, $174,000 and $200,000 were charged to income during 2001, 2000 and 1999, respectively.

10.  LEASES

     The Company leases its primary U.S. manufacturing facility in Northvale, New Jersey under a long-term capital lease agreement that expires in 2002. During 2000, the Company signed a new lease agreement for these premises that will begin at the expiration of the existing lease and expire in 2010. The current and new lease both provide that the Company pay all real estate taxes, maintenance and insurance relating to the facilities. The new lease also contains a purchase option subject to certain terms and conditions and a five-year renewal option.

     The Company also has operating lease agreements for warehouse and office space in the United States and Europe. The longest lease obligation extends to 2015. Certain leases contain renewal options and generally require the Company to pay other facility-related costs such as taxes, maintenance and insurance. Rent expense under these operating leases amounted to $814,000, $622,000 and $502,000 in 2001, 2000 and 1999, respectively.

     Future minimum lease payment obligations as of December 31, 2001, for the capital lease described above, as well as operating leases, are as follows (amounts in thousands):

                                                        Capital   Operating
      Year                                                Lease     Leases

      2002                                               $ 82      $  1,191
      2003                                                 --         1,321
      2004                                                 --         1,221
      2005                                                 --         1,150
      2006                                                 --         1,167
      Thereafter                                           --         2,735
                                                        -----      --------

      Minimum lease payments                               82      $  8,785
                                                        =====      ========


      Less amounts representing interest                   --
                                                        -----

      Capital lease obligation                           $ 82
                                                         ====

11.  SEGMENT INFORMATION

     The Company and its subsidiaries operate in two segments, as a manufacturer and supplier of structural core materials in composite applications to various industries and in the seafood industry, as a shrimp producer and, for the first nine months of 2001, as a seafood importer. The segments are managed and reported separately because of the difference in products they produce and markets they serve. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income, i.e., results of operations before interest, income taxes and foreign exchange gains and losses. There are no intersegment sales.

     No single customer provided more than 10% of the Company's revenue in 2001, 2000 or 1999.

     Information about the Company's operations by segment is as follows:

                                                                      (In Thousands)
                                                         2001         2000         1999
Net sales to unaffiliated customers

Core materials segment                               $ 57,871     $ 63,175     $ 58,938
Seafood segment                                        20,197       25,885       27,089
                                                     --------     --------     --------

Total net sales                                      $ 78,068     $ 89,060     $ 86,027
                                                     ========     ========     ========

Operating income (loss)

Core materials segment                               $  5,333     $  7,758     $  4,569
Seafood segment                                        (2,059)      (1,927)         976
                                                     --------     --------     --------

Total operating income                               $  3,274     $  5,831     $  5,545
                                                     ========     ========     ========


Identifiable assets

Core materials segment                               $ 45,450     $ 39,023     $ 35,728
Seafood segment                                        10,332       18,508       17,177
                                                     --------     --------     --------

Total identifiable assets                            $ 55,782     $ 57,531     $ 52,905
                                                     ========     ========     ========


Capital expenditures, including timberlands and capital leases

Core materials segment                                $ 3,448      $ 2,818      $ 2,197
Seafood segment                                           295          590        1,271
                                                     --------     --------     --------

Total capital expenditures                            $ 3,743      $ 3,408      $ 3,468
                                                     ========     ========     ========


     Information pertaining to the Company's operations in different geographic areas is as follows:


                                               (In Thousands)
                                          2001       2000       1999

Net sales to unaffiliated customers

United States - domestic               $56,060    $71,534    $65,293
United States - export                   7,311      7,434     11,263
Ecuador                                    160         47         87
Europe                                  14,537     10,045      9,384
                                       -------    -------    -------
Total net sales                        $78,068    $89,060    $86,027
                                       =======    =======    =======




Identifiable assets

United States                          $22,160    $27,540    $24,781
Ecuador                                 27,252     24,964     23,957
Europe                                   6,225      4,978      4,167
Japan, Uruguay                             145         49         --
                                       -------    -------    -------

Total identifiable assets              $55,782    $57,531    $52,905
                                       =======    =======    =======

12.  FINANCIAL INSTRUMENTS

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133 (collectively "SFAS 133"). SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value and establishes criteria for designation and effectiveness of hedging relationships. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period. Adoption of the new accounting standards resulted in an after-tax reduction in OCI of approximately $16,000.

     The Company is exposed to fluctuations in foreign currency exchange rates, interest rates and raw material prices. To manage certain of these exposures, the Company uses derivative instruments including interest rate swaps and forward contracts. Derivative instruments used by the Company are considered risk management tools and are not used for trading or speculative purposes.

     All relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions are formally documented. The Company formally assesses the effectiveness of its hedging relationships both at the hedge inception and on at least a quarterly basis in accordance with its risk management policy.

     The Company purchases certain raw materials in currencies other than the U.S. dollar. To reduce currency exchange risk on these firm purchase commitments, the Company enters into foreign currency forward contracts. The forward contracts are designated as fair value hedges of the firm commitments and do not extend beyond 24 months. The gains and losses on those derivative instruments are reported in cost of products sold and largely offset gains and losses on the purchase commitments. The amount of ineffectiveness recorded in net income for the year ended December 31, 2001 was not material. Currently, the Company does not hold any derivative contracts that hedge its net investments in foreign operations, but may consider such strategies in the future.

     The Company utilizes interest rate swaps to hedge the Company's exposure to movement in interest rates. At December 31, 2001, the Company had a one-year and a two-year interest rate swap that converted $2 million and $4 million of outstanding borrowings from a floating to a fixed rate. The swaps resulted in fixed rates of 6.0% and 6.50%. The swaps expire on June 1, 2002 and 2003. The interest rate swaps are designated as cash flow hedges of the variability of the forecasted interest payments. The effective portion of the change in fair value of the interest rate swaps was recorded in OCI. The ineffectiveness relating to the hedges was not material. Amounts accumulated in OCI are reclassified into earnings when interest expense on the borrowings is recorded. Approximately $133,000 of the amount recorded in accumulated OCI is expected to be reclassified to interest expense during the next twelve months.

13.  SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

     The following is a summary of quarterly financial data for the years ended December 31, 2001 and 2000 (dollars in thousands, except per share amounts):



                                                  Quarter
                                  -------------------------------------------
                                   1st         2nd        3rd         4th
                                  --------  ---------- ----------  ----------
                  2001
      Net sales                   $21,151     $21,488    $19,509     $15,920
      Operating income                808         745      1,072         649
      Net income                      346         218        631         387
      Basic and diluted earnings
          per common share          $0.14       $0.09      $0.25       $0.16
                                  ========  ========== ==========  ==========

                  2000
      Net sales                   $21,225     $23,911    $22,213     $21,711
      Operating income              1,459       1,524      1,266       1,582
      Net income                      765         808        651         658
      Basic and diluted earnings
          per common share          $0.30       $0.32      $0.26       $0.26
                                  ========  ========== ==========  ==========


14.  COMMITMENTS

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

     Pursuant to the agreement, the Company completed two purchases, each for 66,439 shares, for approximately $506,000 in March 2001, and $469,000 in January 2002. The purchase price of the shares for all installments is based on the average closing prices for the stock for the 20-day period prior to the purchase date specified in the agreement.

     The Kohn individuals have agreed to vote their shares as a single unit during the term of the agreement. The agreement also terminated a voting trust that existed among the Kohn shareholders.


                                     ******

                                                                     Schedule II
                       BALTEK CORPORATION AND SUBSIDIARIES

        FINANCIAL STATEMENT SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
          EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001
                              Dollars in thousands

                                            Additions
                                            Charged
                               Balance at       to                Balance
                               Beginning   Costs and              at End
                Description     of Year     Expenses  Deductions  of Year

YEAR ENDED DECEMBER 31, 2001:
  Allowance for doubtful
    accounts receivable           $275        $ 15       $ 30       $260
                                  ====        ====       ====       ====

  Inventory                       $380        $ --       $180       $200
                                  ====        ====       ====       ====

YEAR ENDED DECEMBER 31, 2000:
  Allowance for doubtful
    accounts receivable           $175        $129       $ 29       $275
                                  ====        ====       ====       ====

  Inventory                       $150        $230       $ --       $380
                                  ====        ====       ====       ====

YEAR ENDED DECEMBER 31, 1999:
  Allowance for doubtful
    accounts receivable           $144        $ 66       $ 35       $175
                                  ====        ====       ====       ====

  Inventory                       $266        $ --       $116       $150
                                  ====        ====       ====       ====